Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Monday 18 September 2006

Ladies and Gentlemen:

Antisoma plc
Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

Name: Simone Tinney
Title: Communication Assistant

ANTISOMA

Antisoma presents positive PSA data from AS1404 phase II trial in prostate cancer

London, UK and Boston, Mass: 18 September 2006 - Cancer drug developer Antisoma plc (LSE: ASM, US OTC: ATSMY) announces the presentation of the first findings from its ongoing phase II trial of AS1404 in hormone-refractory prostate cancer. These show a markedly higher rate of PSA responses among men receiving AS1404. Preliminary data from the first 64 of 74 patients in the trial show a PSA response rate of 57% in those receiving AS1404 plus docetaxel chemotherapy compared with 35% in those receiving docetaxel alone. In addition, the proportion of men showing disease progression by PSA was almost halved in the AS1404 group (17% versus 29% with docetaxel alone). The findings were presented yesterday at the Tumor Microenvironment meeting in Boston by Dr Gary Acton, Antisoma's Chief Medical Officer.

PSA is a protein, prostate-specific antigen. Levels of PSA in the blood are used in the diagnosis of prostate cancer and the tracking of responses to its treatment. PSA is one of the most widely recognised disease markers in oncology, and PSA responses have been related to clinical outcomes in numerous studies.

As well as the PSA data, Dr Acton reviewed safety findings to date from the trial. These show that addition of AS1404 to docetaxel chemotherapy has been generally well-tolerated, without exacerbation of chemotherapy side-effects.

Commenting, Glyn Edwards, CEO of Antisoma, said: "These positive data from our phase II prostate cancer trial of AS1404 are a further important demonstration of the drug's effects. They complement the positive survival, progression and response data already presented from our lung cancer trial, and show that the potential of AS1404 extends to two of the big four cancer indications. The findings underline again our leading position in the development of vascular disrupting agents and reinforce our confidence that we are well placed to strike a partnering deal for AS1404."

Enquiries:

Glyn Edwards, Chief Executive Officer
Daniel Elger, Director of Communications — +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications — +44 (0)20 7466 5000

Antisoma disclaimer

Certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

ANTISOMA

Details of the PSA findings
Data are currently available from 64 of the 74 men participating in the trial. PSA response is defined as a 50% or greater reduction in PSA level from baseline, in accordance with the Bubley criteria (*Eligibility and response guidelines for phase II clinical trials in androgen-independent prostate cancer: recommendations from the Prostate-Specific Antigen Working Group. Journal of Clinical Oncology* 1999, Volume 17, pp 3461-67). On this measure, of the 64 men currently evaluable, 17/30 in the AS1404 + docetaxel group and 12/34 in the docetaxel alone group, had PSA responses. Of these, all but three in each group have already been confirmed by a second reading 6 weeks after the initial result. The other three responses in each group are unconfirmed pending data from further tests. Progression by PSA is defined as a 25% or greater increase. Among the first 64 patients, five in the AS1404 + docetaxel group and ten in the docetaxel alone group showed progressive disease by this measure.

Background on AS1404
AS1404 (DMXAA) is a small-molecule vascular disrupting agent which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology) in August 2001.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.